June 26, 2025

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	WPP plc
Form 20-F for Fiscal Year Ended December 31, 2024
Annual Report to Security Holders
File No. 001-38303

Dear Mr. Rhodes and Mr. Decker:

WPP plc (the “Company”) is writing to respond to the comment received from the Commission staff (the “Staff”) in a letter dated June 17, 2025 (“Comment Letter”) regarding the above-referenced filings. For ease of reference in this letter, the Staff’s comment contained in the Comment Letter is reproduced in bold in this letter, and the corresponding response of the Company is shown below the comment.

Annual Report to Security Holders

General

1.

If you present and/or discuss adjusted operating cash flow conversion and average adjusted net debt/headline EBITDA, please also present and/or discuss net cash inflow from operating activities to net profit ratio and debt to net profit ratio. Also, if you discuss the performance of non-IFRS measures/ratios (pages 64 and 66), also discuss the performance of the comparable IFRS measures/ratios. Three years (page 66) and five years (page 202) of non-IFRS measures are presented and non-IFRS reconciliations to the comparable IFRS measures are only presented for two years (pages 196 to 198). Please include non-IFRS reconciliations for each period non-IFRS measures are presented. Finally, adjusted operating cash flow, adjusted free cash flow and adjusted net cash flow should be reconciled to net cash inflow from operating activities. Refer to Question 102.10(a) of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations, Item 10(e) of Regulation S-K and Rule 100(a) of Regulation G, as applicable.

Response:

The Company acknowledges and appreciates the Staff’s review of its filings. We have considered the Staff’s comment and will include the enhancements suggested in your comment, as relevant, in our future local Annual Report to Security Holders.

The Company, however, respectfully submits that as a foreign private issuer its local Annual Report to Security Holders is furnished to the Commission pursuant to Rule 13a-16 and 15d-16 under the Securities Exchange Act of 1934 (the “Exchange Act”) and is not deemed to be “filed” for purposes of Section 18 of the Exchange Act or Item 10(a) of Regulation S-K. Accordingly, consistent with the Staff’s position in Financial Reporting Manual Section 8140, the requirements of Item 10(e) of Regulation S-K and interpretive guidance in Question 102.10(a) of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations do not apply to the Company’s local Annual Report to Security Holders.

T +44 (0)20 7282 4600 F +44 (0)20 7282 4905 wpp.com

WPP plc Registered in Jersey under number: 111714 Registered Office: 22 Grenville Street, St Helier, Jersey JE4 8PX

In addition, the Company believes that the inclusion of non-GAAP financial measures in its local Annual Report to Security Holders did not violate Regulation G because of the exception set forth in Rule 100(c) of Regulation G. Specifically, (i) the Company’s ordinary shares are listed on the London Stock Exchange, (ii) the above-referenced financial measures are not derived from or based on financial measures calculated and presented in accordance with US GAAP, and (iii) the local Annual Report to Security Holders is issued outside the United States before or contemporaneously with its release in the United States and before or contemporaneously with its submission to the Commission and is not otherwise targeted at persons located in the United States.

The Company acknowledges its obligation to comply with Item 10(e) of Regulation S-K in its Form 20-F and in any Form 6-K that the Company files and incorporates by reference in any future registration statement under the Securities Act of 1933, as amended.

If the Staff has any questions, please do not hesitate to contact me at Joanne.Wilson@wpp.com.

Sincerely, /s/ Joanne Wilson
Joanne Wilson
Chief Financial Officer

CC:	Andrea Harris, WPP Group Chief Counsel

Alan J. Wilson, Wilmer Cutler Pickering Hale and Dorr LLP

T +44 (0)20 7282 4600 F +44 (0)20 7282 4905 wpp.com

WPP plc Registered in Jersey under number: 111714 Registered Office: 22 Grenville Street, St Helier, Jersey JE4 8PX

2